# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0000910680-99-000241
Filed by CIK 0001090394
Persons authorized to receive notices and communications: Robert G. Brown, 123 Sunesta Cove Drive, Palm Beach Gardens, Florida (FL), 33418, (561) 631-8278

## Reporting persons
- BROWN ROBERT G/ (CIK 0001090394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,778,709; shared voting power 3,538,194; sole dispositive power 1,778,709; shared dispositive power 3,538,194; aggregate amount beneficially owned 5,316,903 (18.7% of the class); the aggregate amount excludes certain shares
- SPAR Business Services Inc (CIK 0001944320): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 538,194; sole dispositive power 0; shared dispositive power 538,194; aggregate amount beneficially owned 538,194 (1.9% of the class)
- Innovative Global Technologies, LLC (CIK 0002024635): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (10.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Comment:
This Amendment No. 13 (this "Amendment") further amends and supplements the joint Schedule 13D originally filed on July 19, 1999, as subsequently amended, most recently by Amendment No. 12 filed on October 7, 2026 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of SPAR Group, Inc. (the "Issuer"). The reporting persons are Robert G. Brown ("Brown"), SPAR Business Services, Inc. ("SBS"), and Innovative Global Technologies, LLC ("IGT", and collectively with Brown and SBS, the "Reporting Persons"). This Amendment identifies May 1, 2026 as the date of the Settlement Agreement and CIC Side Agreement described in Item 4, supplies an executed Joint Filing Agreement as Exhibit 99.1, and corrects the CUSIP and reporting-person classification information. The share balances set forth below were reported as of October 27, 2026. Except as specifically amended herein, the Schedule 13D remains unchanged.

This statement relates to the Common Stock of SPAR Group, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 110 East Boulevard, Suite 1600, Charlotte, North Carolina 28203. The CUSIP number for the Common Stock is 784933103.

## Item 2. Identity and Background
Name of person filing: The Reporting Persons are Robert G. Brown, SPAR Business Services, Inc. and Innovative Global Technologies, LLC.
Residence or business address: Brown is a United States citizen whose address is 123 Sunesta Cove Drive, Palm Beach Gardens, Florida 33418. SBS and IGT have their principal offices at 7711 North Military Trail, Suite 1000, West Palm Beach, Florida 33410.
Present principal occupation or employment: Brown's principal occupation is President of SPAR InfoTech, Inc. He is the sole director and 100% owner of SBS, a Nevada corporation providing business services. Brown is the Managing Director of IGT, a Nevada limited liability company engaged in artificial-intelligence software development. Brown has authority to vote and direct disposition of IGT's Common Stock, but holds no equity interest in IGT.
Criminal convictions in the last five years: During the preceding five years, none of the Reporting Persons has been convicted in a criminal proceeding of the type specified in Item 2(d).
Civil proceedings (securities laws) in the last five years: During the preceding five years, none of the Reporting Persons has been a party to a civil proceeding resulting in a judgment, decree or final order of the type specified in Item 2(e).
Citizenship: Brown is a United States citizen. SBS and IGT are organized under the laws of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No new acquisition of Common Stock is reported in this Amendment. The sources of funds and other consideration for shares previously acquired are as described in the Schedule 13D, including shares issued to SBS pursuant to the 2022 Change of Control, Voting and Restricted Stock Agreement. The Form 4 filed September 25, 2025 described a correction of an earlier allocation between reporting lines rather than a cash purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 1, 2026, the Issuer, Brown and SBS entered into a Settlement Agreement and Release and a separate CIC-Related Side Letter (the "CIC Side Agreement"). As among those three parties only, the CIC Side Agreement provides for treatment of the January 28, 2022 Change of Control, Voting and Restricted Stock Agreement (the "CIC Agreement") as continuing through January 28, 2028, with the modifications specified in the CIC Side Agreement. Among other things, the Issuer agreed that Brown shall have the right to designate up to two individuals to serve on the Issuer's Board of Directors and to replace such designees by written notice, subject to the terms of the CIC Side Agreement. The CIC Side Agreement is a separate agreement among its signatories, is not a formal amendment binding nonsignatories to the CIC Agreement, and is incorporated by reference in Item 7.

Other than the contractual board-designation rights described above, the Reporting Persons have no current plan or proposal of the kind enumerated in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Based on 28,398,560 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed August 13, 2026, and on the account balances reported by the Reporting Persons as of October 27, 2026, the Reporting Persons beneficially owned 5,316,903 nonduplicative shares, or approximately 18.72% of the outstanding class. Brown reported sole voting and dispositive power over 1,778,709 shares and shared voting and dispositive power over the 538,194 shares held by SBS and the 3,000,000 shares held by IGT. SBS and IGT report their respective holdings separately. The individual reporting-person amounts are not added together because doing so would double count the SBS and IGT shares.

Reporting Person Sole Voting / Dispositive Shared Voting / Dispositive Aggregate Owned Class
Robert G. Brown 1,778,709 3,538,194 5,316,903 18.72%
SBS 0 538,194 538,194 1.90%
IGT 0 3,000,000 3,000,000 10.56%
Number of shares as to which each person has sole or shared power to vote or dispose:
Brown personally holds 1,778,709 shares; SBS holds 538,194; and IGT holds 3,000,000. Brown shares voting and dispositive authority over SBS's and IGT's shares through his roles described in Item 2. Brown has no equity ownership in IGT.

Jean Brown separately owns 45,000 shares, over which she alone exercises voting and dispositive authority. Brown disclaims beneficial ownership of those shares, and Jean Brown is not included in this reporting group. No shares held by the SP/R, Inc. Defined Benefit Pension Trust are included. Brown is not a trustee of that trust and has no voting or dispositive authority over its shares. The Reporting Persons report no arrangement with the pension trustee to act together with respect to the Common Stock.

Amendment No. 11, filed August 12, 2024, included Jean Brown's and the pension trust's holdings in its aggregate despite prior disclaimers. Amendment No. 12 excluded those holdings based on the absence of Brown's voting or dispositive authority. Amendment No. 12 also replaced the earlier SBS balance of 1,065,538 shares with its confirmed October 7, 2026 balance of 538,194 shares, which has not changed as of October 27, 2026. The September 25, 2025 Form 4 reported a correction of a prior allocation, moving 454,355 shares from SBS's indirect reporting line to Brown's direct reporting line; it was not a new acquisition or disposition.
Transactions in the class effected during the past sixty days: None of the Reporting Persons effected a transaction in Common Stock during the 60 days preceding October 27, 2026. This Amendment reports no new acquisition or disposition.
Other persons with the right to receive dividends or sale proceeds: Brown receives dividends and sale proceeds attributable to his personally held shares. SBS receives dividends and sale proceeds attributable to the shares held in its account. IGT receives or directs dividends and sale proceeds attributable to the shares held in its account. Brown does not acquire an economic interest in IGT's proceeds by virtue of his management authority.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Brown and IGT each beneficially own more than five percent of the class. SBS beneficially owns less than five percent individually and participates in this joint filing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Brown, SBS and IGT act together under an informal, unwritten arrangement with respect to their Common Stock. They have no separate written group or voting agreement. Brown directs the vote and disposition of SBS's and IGT's shares through the roles described in Items 2 and 5. Neither Jean Brown nor the trustee of the SP/R, Inc. Defined Benefit Pension Trust participates in this arrangement. Brown reports no current arrangement or understanding with William H. Bartels to act together with respect to Common Stock.

The January 28, 2022 CIC Agreement was entered into by the Issuer, Brown, SBS, SPAR Administrative Services, Inc. and William H. Bartels. The May 1, 2026 Settlement Agreement and CIC Side Agreement were entered into by the Issuer, Brown and SBS only. The CIC Side Agreement is a separate agreement among its signatories and does not bind nonsignatories as a formal amendment of the CIC Agreement. The Joint Filing Agreement filed as Exhibit 99.1 concerns the joint filing of Schedule 13D amendments and does not itself confer voting or dispositive authority over another person's shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1. Joint Filing Agreement among Robert G. Brown, SPAR Business Services, Inc. and Innovative Global Technologies, LLC, dated October 27, 2026, filed herewith.

The CIC Agreement dated January 28, 2022 is incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed January 28, 2022 (Accession No. 0001437749-22-001867).

The Settlement Agreement and Release and CIC Side Agreement dated May 1, 2026 are incorporated by reference to Exhibits 10.1 and 10.4, respectively, to the Issuer's Current Report on Form 8-K filed May 5, 2026 (Accession No. 0001437749-26-014906).

## Signatures
- BROWN ROBERT G/: /s/ Robert G. Brown, Robert G. Brown (10/27/2026)
- SPAR Business Services Inc: /s/ Robert G. Brown, Robert G. Brown, Sole Director (10/27/2026)
- Innovative Global Technologies, LLC: /s/ Robert G. Brown, Robert G. Brown, Managing Director (10/27/2026)